Exhibit 99.1

Press release

Grant of Awards under Long Term Incentive Plan

London: Thursday, March 16, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that on March 15, 2017, it granted conditional awards (“LTIP Awards”) under the Long Term Incentive Plan (“LTIP”) adopted by Chi-Med at its Annual General Meeting on April 24, 2015.

The LTIP Awards grant participating directors, persons discharging managerial responsibilities (“PDMRs”) or employees a conditional right to a cash amount which is used to purchase shares in Chi-Med (“Shares”), on-market by an independent third party trustee (“Trustee”).

Two different types of LTIP Awards have been granted, namely:

1. Performance-related LTIP Award for the Chi-Med Financial Years 2017-2019 (“2017-2019 LTIP”) – award based on a maximum cash amount, which amount is determined by the achievement of annual performance targets for each of the financial years 2017 to 2019.  The annual performance targets will be determined by the Remuneration Committee of Chi-Med based on the strategic objectives of Chi-Med. The Shares, to be purchased by the Trustee following determination of the cash amount based on actual achievement of each annual performance target, will then be held by the Trustee until the underlying LTIP Awards are vested.  Vesting will occur two business days after the date of announcement of the annual results of Chi-Med for the financial year falling two years after the financial year to which the LTIP Award relates.  Vesting will also depend upon the continued employment of the award holder with the Chi-Med group and will otherwise be at the discretion of the Board of Directors of Chi-Med. The LTIP Awards will cover a three-year period from 2017 to 2019.

Chi-Med has granted the following LTIP Awards for the 2017-2019 LTIP to the following PDMRs:

Award Holder	Maximum amount per annum for the 2017-2019 LTIP

Mr Christian Hogg (Executive Director and Chief Executive Officer)	US$523,615
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$204,808
Dr Weiguo Su (Executive Vice President and Chief Scientific Officer)	US$366,255

An additional 86 senior managers and executives employed by Chi-Med and its subsidiaries have simultaneously been granted LTIP Awards under the 2017-2019 LTIP.

2. Non-performance LTIP Award (“Non-performance LTIP”) – a one-off cash amount will be allocated to each grantee and used by the Trustee to purchase Shares which will be subject to a vesting period of one year. Chi-Med has granted the following LTIP Awards for the Non-performance LTIP to the following PDMRs:

Award Holder	Cash Amount for Non-performance LTIP

Mr Christian Hogg (Executive Director and Chief Executive Officer)	US$82,346
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$25,405
Dr Weiguo Su (Executive Vice President and Chief Scientific Officer)	US$30,077

An additional 28 senior managers and executives employed by Chi-Med and its subsidiaries have simultaneously been granted LTIP Awards under the Non-performance LTIP.

Further announcements will be made in due course at the time the LTIP Awards are vested, when the number of the Shares to which each Executive Director and PDMR is entitled under such LTIP Awards will be known.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

UK and International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

US Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500